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Women-owned
Sunny Days of Ithaca

Gift Shop

171 E State St
Ithaca, NY 14850
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THE PITCH
Sunny Days of Ithaca is seeking investment to expand our store footprint to bring affordable, small-scale and quick turnaround t-shirt production in-house.
Generating RevenueExpanding Location
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INVESTOR PERKS

Sunny Days of Ithaca is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business and may also receive the perks of lesser value as specified below.

Custom t-shirts for family or friends!
Invest $500 or more to qualify. Unlimited available

Choose any design of ours, or let us help you create your own! We will print 5 t-shirts of your choice -- i.e., long or short-sleeved, material (full cotton or cotton blend), color.

Custom garments of ANY type for family or friends!
Invest $1,000 or more to qualify. Unlimited available

Choose any design of ours, or let us help you create your own! We will print 5 garments of ANY type - i.e., hoodies, sweatpants, aprons, etc.

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Meet Sunny Days of Ithaca
Bringing our joy and love for this area to you.

Ithaca and the Finger Lakes has so much to offer, and we wanted to collect it all under one roof for you.

Our mission it to be a place where...

locals can come for a gift that captures the essence of the area - whether it's locally made or just captures "the vibe" that is so uniquely Ithaca

visitors feel welcomed and supported and can find something unique to take home so they can continue to enjoy their special experience even after their visit has ended

anyone can learn about all that Ithaca and the region has to offer

we support the makers in our community – makers of food, art, music, and so much more

our staff feels respected and appreciated

Our goal, whether you make a purchase or not, is that everyone leaves with a smile on their face and in their heart.

We have the opportunity to expand our offerings by bringing a t-shirt printing business in-house! This will not only open up a new revenue stream, but allow us to add new, creative options for locals and visitors, and offer small scale production to area businesses, bands, sports leagues, clubs, and other organizations quickly and at a competitive price. To help fund this venture, we're turning to our community for support. We hope you'll invest in us to become a part of our growth.

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OUR STORY

Sunny Days of Ithaca started in 2014, when The Commons had to be dug up temporarily to replace aging infrastructure, and Deirdre was part of a brainstorming group that was imagining what types of businesses were missing in our downtown core, and she realized...

While Ithaca had a great longtime t-shirt store (T-shirt Express), it had no full-scale souvenir shop
The corner of Cayuga & Green (home of our original location) is both a beautiful retail location, but also the 2nd busiest intersection in downtown Ithaca and something vibrant and fun should be on that corner to welcome visitors
She missed having a retail store (after opening a toy store in Baltimore, she decided to come home to raise her son in her hometown of Ithaca)
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LOCATION

We have moved twice since that first precious spot on the corner of The Commons, to where we clearly were meant to settle - as part of the Center Ithaca building, right next to Home Dairy Alley (for those who are old-time Ithacans - remember the Black & White cookies?!).

We love being able to watch folks enjoying our community from the perfect vantage point upstairs (which is accessible to all - just ask if you need help getting upstairs!)
My first two locations were about 1/2 the size of our current location, and after going through Covid, the extra space allowed us to spread out a little and allow folks to keep more distance from each other when shopping
The unexpected addition of t-shirt production into our footprint (when T-shirt Express sadly closed its store) made everything extra crowded again - the timely announcement of the closing of another business literally next door to us as we were figuring out how to fit everything in to our current footprint, albeit sad (I had worked there decades ago AND I never want to see small business not make it) I also saw as a sign from the Universe with a solution to my dilemma
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OUR OFFERINGS

We sell carefully curated products that represent my love for Ithaca and this beautiful Finger Lakes region I'm so lucky to live and get to raise my son in. For a product to make it through this curating process, it usually falls into two or more of these categories:

Represents or is about Ithaca or the Finger Lakes
Made in the region (or at least New York state, if possible)
Captures the vibe of this awesome place (e.g., groovy, kind/friendly, beautiful, creative, repurposed/sustainable)
We are so much MORE than a "classic" souvenir shop!
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INTENDED USE OF FUNDS

Funds raised will go directly towards building out the space and infrastructure for t-shirt (and other!) printing, including inventory, storage, and equipment.

First we need to reroute electric in the space next door
Then we'll cut 2 doors/entrances - 1 downstairs for customers to be able to shop the entire store from inside, and 1 upstairs to allow staff to flow freely and easily into the new production area
Then we will move all printing production and t-shirt sales next door and use the space we've reclaimed to both spread everything out again, as well as add some new/missing items from our product mix (again, Ithaca old-timers, think "House of Shalimar"!)
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COMING UP SOON: OUR 10TH BIRTHDAY!

Join us for our 10th anniversary party and April 1st (no joke)! We will be celebrating ALL DAY but the "official" party starts at 5pm...

Ribbon cutting (at 5pm)
Live painting exhibition (5-8pm)
Live local music (5-8pm)
Food samplings featuring Chef Lerman sauces and prepared by Ba-Li Cravings (while supplies last!))
Free button making, all day, as always!

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3,400 sq. ft.
Floor Space
$600,000
Projected Annual Revenue
8 people
Employees
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THE TEAM
Deirdre Kurzweil
Founder

Deirdre Kurzweil, the child of a military dad, lived all over the place as a young child, but settled with her family in the area by the age of 12. While she lived elsewhere for a couple decades (for college and life), the Ithaca area has always been "home" and she made the dream of settling back here permanently a reality when her son was born and she decided THIS is where he should grow up, surrounded by family and all that this beautiful community and region have to offer!

Deirdre opened her first store - a toy store, much like our own Alphabet Soup - in Baltimore, MD more than two decades ago (with the plan of raising her son there, before deciding he should grow up in Ithaca!). With a 30+ year professional career in market research, Deirdre has been able to employ this background in how she has approached her businesses - she strives to understand how people think about and interact with her store and its products, and learns from them through listening and observation, as well as through their purchase behaviors. She loves data, is comfortable with data, and uses it to help make important decisions about the business.

Deirdre is also extremely invested in the community in general, wanting it to thrive and enjoyed by those who live here and those who get the pleasure of visiting. Towards that end, she...

Was a previous member of the Downtown Ithaca Alliance (DIA) Board of Directors and is still an active participant in regular meetings for the Retail, Marketing, and Events committees

Is a current member of the Ithaca Festival Board of Directors

Ran a district-wide fundraiser for the Ithaca elementary schools for many years

In 2008, Deirdre was honored as the Downtown Volunteer of the Year, and in 2019 Sunny Days was honored as the Downtown Ithaca Retailer of the Year. Sunny Days of Ithaca has also been chosen by the community as the "Best Gift Shop" in an annual vote on multiple occasions, which is the greatest honor of all!

This is a preview. It will become public when you start accepting investment.
Q&A
How does this work?

Investing through Mainvest is a little bit different than other types of investing, but it's actually pretty straightforward! Through Mainvest, anyone- regardless of income or investment experience- can participate. When you invest, you're purchasing a revenue sharing note: this is a debt instrument, not equity. This means that each quarter, you're entitled to a set percentage of Sunny Days' revenue. This quarterly return is paid out through Mainvest, and repayments continue until you've recieved your full return as laid out in the terms. It's sort of like a loan, but you can actually impact your rate of return by spreading the word and generating more revenue for Sunny Days- it's a win-win situation.

Why are you raising capital and why is now a good time?

What's the most interesting thing you've learned about your industry since you got started?

How does this work?

Investing through Mainvest is a little bit different than other types of investing, but it's actually pretty straightforward! Through Mainvest, anyone- regardless of income or investment experience- can participate. When you invest, you're purchasing a revenue sharing note: this is a debt instrument, not equity. This means that each quarter, you're entitled to a set percentage of Sunny Days' revenue. This quarterly return is paid out through Mainvest, and repayments continue until you've recieved your full return as laid out in the terms. It's sort of like a loan, but you can actually impact your rate of return by spreading the word and generating more revenue for Sunny Days- it's a win-win situation.

Why are you raising capital and why is now a good time?

What's the most interesting thing you've learned about your industry since you got started?

How does this work?

Investing through Mainvest is a little bit different than other types of investing, but it's actually pretty straightforward! Through Mainvest, anyone- regardless of income or investment experience- can participate. When you invest, you're purchasing a revenue sharing note: this is a debt instrument, not equity. This means that each quarter, you're entitled to a set percentage of Sunny Days' revenue. This quarterly return is paid out through Mainvest, and repayments continue until you've recieved your full return as laid out in the terms. It's sort of like a loan, but you can actually impact your rate of return by spreading the word and generating more revenue for Sunny Days- it's a win-win situation.

Why are you raising capital and why is now a good time?

What's the most interesting thing you've learned about your industry since you got started?

This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
DTF printer & supplies $10,000
Sublimation printer & supplies $5,000
Inventory (blanks, transfers) $20,000
Expansion of web store inventory $10,000
Marketing/Promotion $1,625
Mainvest Compensation $3,375
Total $50,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $600,000 $660,000 $706,200 $741,510 $763,755
Cost of Goods Sold $300,000 $330,000 $353,100 $370,755 $381,877
Gross Profit $300,000 $330,000 $353,100 $370,755 $381,878

EXPENSES

Rent $100,000 $102,500 $105,062 $107,688 $110,380
Utilities $20,000 $20,500 $21,012 $21,537 $22,075
Salaries $150,000 $165,000 $176,550 $185,377 $190,938
Insurance $6,000 $6,150 $6,303 $6,460 $6,621
Operating Profit $24,000 $35,850 $44,173 $49,693 $51,864
This information is provided by Sunny Days of Ithaca. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2021 Balance Sheet
2021 Income Statement
2022 Balance Sheet
2022 Income Statement
Investment Round Status
Target Raise $50,000
Maximum Raise $100,000
Amount Invested $0
Investors 0
Investment Round Ends February 14th, 2024
Summary of Terms
Legal Business Name Sunny Days of Ithaca, LLC
Investment Structure Revenue Sharing Note

Investment Multiple 1.25×

Business's Revenue Share 1.3%-2.6%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2031

Financial Condition

Historical milestones

Sunny Days of Ithaca has been operating since April 1, 2014 and has since achieved the following milestones:

Opened original location in Ithaca, NY.

Achieved revenue of $216,224 in 2015, our first full year open, which then grew to $610,502 in 2023. We have had to move twice in the 10 years we've been open; with the exception of the year we first moved (2019) and the Covid year (2020), we have experienced significant and consistent annual growth (10-20%).

Had Cost of Goods Sold (COGS) of $241,931, which represented gross profit margin of 49% in 2021. COGS were then $299,492 the following year, which implied gross profit margin of 44%.

Achieved profit of $39,793 in 2021, but dropped to a loss of $58,711 in 2022 due to taking on the burden of a 2nd location (move the main store) in response to construction demolition next door that had a noticeable negative impact on business.

Historical financial performance is not necessarily predictive of future performance.

Other outstanding debt or equity

As of February 17, 2024, Sunny Days of Ithaca has debt of $208,707 outstanding and a cash balance of $18,963. This debt is sourced primarily from M&T Bank (business loan & LOC) and SBA (Covid relief loan) and will be senior to any investment raised on Mainvest. In addition to the Sunny Days of Ithaca's outstanding debt and the debt raised on Mainvest, Sunny Days of Ithaca may require additional funds from alternate sources at a later date.

Subsequent events to historical financials

Since the latest available financial statements of Sunny Days of Ithaca, we have had the following material changes and trends:

Increase in costs relating to our primary supplier for t-shirts for nearly 10 years closed with 4 days notice.

Purchased equipment for T-shirt (and other textile) production.

Took out a personal loan for $22,400 to purchase equipment and blanks backstock.

Financial liquidity

Sunny Days of Ithaca has a [strong, moderate, low] liquidity position due to its [low, medium, high] cash reserves as compared to debt and other liabilities. Sunny Days of Ithaca expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

Forecasted milestones

Sunny Days of Ithaca forecasts the following milestones:

Secure expanded lease in [Ithaca, NY] by April 2024.

Hire for the following positions by April 2024: Printing production manager

Achieve $775,000 revenue per year by 2025.

Achieve [$Y] profit per year by [Year].

No operating history

Sunny Days of Ithaca was established in [Month, Year]. Accordingly, there are limited financial statements and information for investors to review.

When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Sunny Days of Ithaca's fundraising. However, Sunny Days of Ithaca may require additional funds from alternate sources at a later date.

Other challenges

Sunny Days of Ithaca has had the following other challenges that are not otherwise captured in the Financial Condition Section, the Risks Section, or the Financial Statements:

[Challenge 1]

[Challenge 2]

[Challenge 3]

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Sunny Days of Ithaca to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Sunny Days of Ithaca operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Sunny Days of Ithaca competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Sunny Days of Ithaca's core business or the inability to compete successfully against the with other competitors could negatively affect Sunny Days of Ithaca's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Sunny Days of Ithaca's management or vote on and/or influence any managerial decisions regarding Sunny Days of Ithaca. Furthermore, if the founders or other key personnel of Sunny Days of Ithaca were to leave Sunny Days of Ithaca or become unable to work, Sunny Days of Ithaca (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Sunny Days of Ithaca and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Sunny Days of Ithaca is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Sunny Days of Ithaca might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Sunny Days of Ithaca is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Sunny Days of Ithaca

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Sunny Days of Ithaca's financial performance or ability to continue to operate. In the event Sunny Days of Ithaca ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Sunny Days of Ithaca nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Sunny Days of Ithaca will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Sunny Days of Ithaca is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Sunny Days of Ithaca will carry some insurance, Sunny Days of Ithaca may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Sunny Days of Ithaca could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Sunny Days of Ithaca's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Sunny Days of Ithaca's management will coincide: you both want Sunny Days of Ithaca to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Sunny Days of Ithaca to act conservative to make sure they are best equipped to repay the Note obligations, while Sunny Days of Ithaca might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Sunny Days of Ithaca needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Sunny Days of Ithaca or management), which is responsible for monitoring Sunny Days of Ithaca's compliance with the law. Sunny Days of Ithaca will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Sunny Days of Ithaca is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Sunny Days of Ithaca fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Sunny Days of Ithaca, and the revenue of Sunny Days of Ithaca can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Sunny Days of Ithaca to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Real Estate Risk

Sunny Days of Ithaca is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent Sunny Days of Ithaca is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

Limited Operating History

Sunny Days of Ithaca is a newly established entity and has no history for prospective investors to consider.

This information is provided by Sunny Days of Ithaca. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
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